Exhibit 99.2

RECENT DEVELOPMENT

Unless otherwise stated or unless the context otherwise requires, the terms, “we,” “us,” “our,” “our Company,” “Gracell” refer to Gracell Biotechnologies Inc.

Results of Operations for the Six Months of 2022

Set forth below is a discussion of our unaudited statements of comprehensive loss data for the six months ended June 30, 2021 and 2022. In the below discussion, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.6981 to US$1.00, the exchange rate in effect as of June 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Six Months Ended June 30, 2022 compared to Six Months Ended June 30, 2021

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2022 were RMB238.9 million (US$35.7 million), compared to RMB130.7 million for the six months ended June 30, 2021. This increase of RMB108.2 million (US$16.2 million) was primarily due to the increased spending on research, development, and clinical trials, as well as higher payroll and personnel expenses attributable to increased headcount, higher facility-related costs in support of continuing expansion of research and development activities.

Administrative Expenses

Administrative expenses for the six months ended June 30, 2022 were RMB66.7 million (US$10.0 million), compared to RMB62.2 million for the six months ended June 30, 2021. This increase of RMB4.5 million (US$0.7 million) was primarily attributable to the increase in payroll and personnel expenses due to the expansion of administrative functions.

Interest Income

Interest income for the six months ended June 30, 2022 was RMB5.2 million (US$0.8 million) as compared to RMB2.7 million for the six months ended June 30, 2021. This increase of RMB2.5 million (US$0.4 million) was primarily attributable to interest earned on the new short-term investments made in the six months ended June 30, 2022.

Interest Expense

Interest expense for the six months ended June 30, 2022 was RMB3.1 million (US$0.5 million), compared to RMB2.6 million for the six months ended June 30, 2021. This increase of RMB0.5 million (US$0.1 million) was primarily attributable to interest incurred on the new borrowings in the six months ended June 30, 2022.

Other Income

Other income for the six months ended June 30, 2022 was RMB1.9 million (US$0.3 million), compared to RMB0.1 million for the six months ended June 30, 2021. This increase of RMB1.8 million (US$0.3 million) was primarily attributable to the subsidies we received from the PRC local government in the six months ended June 30, 2022.

Foreign Exchange Loss

Foreign exchange loss for the six months ended June 30, 2022 was RMB3.4 million (US$0.5 million), compared to a foreign exchange loss of RMB1.1 million for the six months ended June 30, 2021. This increase in the foreign exchange loss of RMB2.3 million (US$0.3 million) was primarily attributable to unfavorable foreign exchange rate fluctuating during the six months ended June 30, 2022.

Liquidity and Capital Resources

We do not currently have any approved products and have not generated any revenue from product sales. We have funded our operations to date primarily through a combination of equity and debt financing. As of June 30, 2022, we have RMB1,707.3 million (US$254.9 million) in cash and cash equivalents and short-term investments.

Cash Flows

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was RMB204.7 million (US$30.6 million), primarily attributable to a net loss of RMB304.9 million (US$45.5 million), which were partially offset by an adjustment from the RMB33.9 million (US$5.1 million) recognized in depreciation and amortization, and an increase of RMB23.9 million (US$3.6 million) in accruals and other current liabilities.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was RMB193.2 million (US$28.8 million), primarily attributable to an increase of RMB238.6 million (US$35.6 million) in short-term investments, partially offset by proceeds of RMB70.0 million (US$10.5 million) from the disposal of short-term investments.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2022 was RMB31.8 million (US$4.7 million), primarily attributable to proceeds of RMB49.6 million (US$7.4 million) from bank borrowings, particularly offset by RMB17.2 million (US$2.6 million) in repayment of bank borrowings.

Capital Expenditure

We incurred capital expenditure of RMB24.6 million (US$3.7 million) for the six months ended June 30, 2022, primarily in connection with our expenditure for the purchase of property and equipment. These purchases primarily relate to (i) equipment used for research and production activities and (ii) renovation in Suzhou facility.

Based upon our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Update on Clinical Programs

GC012F

GC012F is a FasTCAR-enabled dual BCMA- and CD19-directed autologous CAR-T product candidate being studied in investigator-initiated trials in China for two indications, multiple myeloma (MM) and B cell non-Hodgkin’s lymphoma (B-NHL).

Multiple Myeloma

Data from an investigator-initiated trial in China evaluating GC012F for the treatment of relapsed or refractory MM (r/r MM) was presented at American society of Clinical Oncology Annual Meeting 2022 (ASCO 2022) and European Hematology Association 2022 Congress (EHA 2022). 29 patients had been enrolled and treated as of the June 8, 2022 data cutoff date, of which 90% were classified as high-risk according to mSMART 3.0 criteria. As of the June 8, 2022 data cutoff date, GC012F achieved a 100% minimal residual disease (MRD)-negativity rate in all 29 patients, underscoring the deep responses previously achieved. GC012F also consistently demonstrated favorable safety profile and promising median duration of response (mDOR) of 15.7 months in all patients. We expect to submit the U.S. and China IND filings for r/r MM in the second half of 2022.

In addition, we have initiated and are enrolling patients for an investigator-initiated trial in China, evaluating GC012F in patients with newly diagnosed multiple myeloma (NDMM).

B cell Non-Hodgkin’s Lymphoma

Data from an investigator-initiated trial in China evaluating GC012F for the treatment of relapsed or refractory B-NHL (r/r B-NHL) was presented at EHA 2022, where three patients had been enrolled and treated as of the February 22, 2022 data cutoff date. GC012F demonstrated potent and fast activity with 100% complete response (CR) rate at one-month observed in all three patients with r/r B-NHL, including patients with bulky disease.

GC502

GC502 is a TruUCAR-enabled dual CD19- and CD7 -directed, off-the-shelf allogeneic CAR-T product candidate being studied in an ongoing investigator-initiated trial in China for the treatment of adult relapsed or refractory B cell acute lymphoblastic leukemia (r/r B-ALL). Updated data from this investigator-initiated trial with longer follow-up data was presented at EHA 2022, where four patients had been enrolled and treated as of the February 22, 2022 data cutoff date. Data from four patients across two formulations demonstrated very promising response rates at their one-month assessments, manageable and reversible adverse events, and robust expansion of GC502.

GC027

GC027 is a TruUCAR-enabled CD7-directed allogeneic CAR-T product candidate being studied in an investigator-initiated trial in China for the treatment of adult relapsed/refractory T cell acute lymphoblastic leukemia (r/r T-ALL). We target to have regulatory interactions globally and in China in the next 12 months.

GC503

GC503 is SMART CARTTM-enabled CAR-T therapy targeting mesothelin for the treatment of mesothelin-positive solid tumors including ovarian cancer. We expect to commence patient enrollment in 2022 for an investigator-initiated trial in China to study GC503 in mesothelin-positive solid tumors.

GC506

GC506 is SMART CARTTM-enabled CAR-T therapy targeting Claudin 18.2 for the treatment of Claudin 18.2-positive solid tumors. We plan to commence an investigator-initiated trial in China to study GC506 in Claudin 18.2-positive solid tumors.

GC007g

GC007g is a donor-derived CD19-directed allogeneic CAR-T product candidate being studied in an ongoing registrational Phase 1/2 clinical trial under a China IND for the treatment of r/r B-ALL. We have completed the Phase 1 portion of this trial, and expect to commence the Phase 2 portion in the third quarter of 2022.

Changes in Management

We have appointed Dr. Samuel Zhang as Chief Business Officer, effective in July 2022, and Dr. Wendy Li as Chief Medical Officer, effective in August 2022.